XPENTION GENETICS, INC.
                             10965 Elizabeth Drive
                               Conifer, CO 80433
                                  303-908-4900





February 1, 2007



Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Brian Bhandari

Re: Xpention Genetics, Inc.
    Form 10-KSB/A
    Filed April 24, 2006
    File No. 000-51210

Dear Sirs:

This letter shall serve as a response to your letter of July 10, 2006 regarding the Form 10-KSB/A for the fiscal year ended May 31, 2005 and the 10-QSB for the quarterly period ended February 28, 2006.

10-KSB/A
--------

Financial Statements
--------------------

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

    1. Auditors report has been revised as recommended to indicate that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).
    2. Auditors opinion has been revised to include the signature of the firm.

Statement of Stockholder's Equity
---------------------------------

    3. Statement of Stockholder's Equity has been revised to retroactively effect the recapitalization.
    4. The calculation of weighted average shares was reviewed and determined to be accurate. The spread sheet utilized to calculate the weighted average shares was provided for your review on August 2, 2006.

Form 10-QSB for the Period Ended February 28, 2006
--------------------------------------------------

Item 3- Controls and Procedures
-------------------------------

    5. Section has been revised to state that the principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures and concluded that they are effective based upon that evaluation as recommended.

Exchange Act Filings

    6. Forms10-KSB/A Amendment No. 2 and 10-QSB/A Amendment No. 1 for the affected periods have been revised to reflect the above changes as applicable.

The company does hereby acknowledge that 1) it is responsible for the adequacy and accuracy of the disclosure in the filing, 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and 3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at 303-908-4900.

Sincerely,


/s/ David M. Kittrell
David M. Kittrell
President
Xpention Genetics, Inc.